SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 1

to

Schedule TO

Tender Offer Statement under Section

14(d)(1) or 13(e)(1) of the Securities Exchange Act of 1934

WENDY’S INTERNATIONAL, INC.

(Name of Issuer)

WENDY’S INTERNATIONAL, INC.

(Name of Filing Person (Identifying Status as Offeror, Issuer or Other Person))

Common Stock, $0.10 Stated Value

(Title of Class of Securities)

950590109

(CUSIP Number of Class of Securities)

Leon M. McCorkle, Jr.

Executive Vice President, General Counsel and Secretary

Wendy’s International, Inc.

P.O. Box 256

4288 West Dublin-Granville Road

Dublin, Ohio 43017-0256

Telephone: (614) 764-3100

(Name, Address and Telephone Number of Person Authorized to

Receive Notices and Communications on Behalf of Filling Persons)

Copies to:

J. Steven Patterson Akin Gump Strauss Hauer & Feld LLP 1333 New Hampshire Avenue, N.W. Washington, D.C. 20036-1564	Phillip R. Mills Davis Polk & Wardwell 450 Lexington Avenue New York, NY 10017 Telephone: (212) 450-4000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$799,999,992	$85,600.00

*	Calculated solely for the purpose of determining the amount of the filing fee. This amount is based upon the purchase of 22,222,222 outstanding shares of common stock at the maximum tender offer price of $36.00 per share.

**	The amount of the filing fee, calculated in accordance with Rule 0–11(b) of the Securities Exchange Act of 1934, as amended, and Fee Advisory #3 for Fiscal Year 2007 issued by the Securities and Exchange Commission, equals $107.00 per million of the value of the transaction.

☒	Check the box if any part of the fee is offset as provided by Rule 0–11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $85,600.00	Filing Party: Wendy’s International, Inc.
Form of Registration No.: Schedule TO-I	Date Filed: October 18, 2006

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third–party tender offer subject to Rule 14d–1
☒	issuer tender offer subject to Rule 13e–4
☐	going–private transaction subject to Rule 13e–3
☐	amendment to Schedule 13D under Rule 13d–2

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

SCHEDULE TO

This Amendment No. 1 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO originally filed with the Securities and Exchange Commission (the “Commission”) on October 18, 2006 (the “Schedule TO”), and relates to the offer by Wendy’s International, Inc., an Ohio corporation (the “Company”), to purchase for cash up to 22,222,222 shares of its common stock, $0.10 stated value per share (the “Shares”), or such lesser number of Shares as is properly tendered and not properly withdrawn, at a price per share no less than $33.00 and no more than $36.00, less any applicable withholding taxes and without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase dated October 18, 2006 (the “Offer to Purchase”), and the related Letter of Transmittal, previously filed as Exhibits (a)(1)(i) and (a)(1)(ii) to the Schedule TO (which together, as amended or supplemented from time to time, constitute the “Offer”).

The information contained in the Offer is expressly incorporated herein by reference into this Amendment, except that such information is hereby amended and supplemented to the extent specifically provided herein. This Amendment No. 1 to Schedule TO is intended to satisfy the reporting requirements of Rule 13e–4(c)(2) of the Securities Exchange Act of 1934, as amended.

Items 1 through 10

Items 1 through 10 of the Schedule TO, which incorporate by reference the information contained in the Offer to Purchase and the Letter of Transmittal and copies of which were filed with the original Schedule TO as Exhibits (a)(1)(i) and (a)(1)(ii), respectively, are hereby amended as follows:

(1)	The fourth full paragraph on the front cover of the Offer to Purchase has been revised to read as follows:

The Shares are listed and traded on the New York Stock Exchange (“NYSE”) under the symbol “WEN.” On October 17, 2006, the last full trading day before the commencement of the Offer, the last reported sale price of the Shares on the NYSE was $34.17 per share. You are urged to obtain current market quotations for the Shares. The Shares may continue to trade at a price that is higher than $33.00, the minimum price in the Offer, in which case any shareholder that tenders Shares in the Offer may receive less than they would have received in an open market sale. See Section 8, “Price Range of Shares; Dividends.”

(2)	The first bullet point under “Are there any conditions to the Offer?” in the “Summary Term Sheet” section on page 3 of the Offer to Purchase is amended and restated in its entirety as follows:

•	No legal action shall be pending or have been taken by third parties, and no adverse development in currently pending litigation shall have occurred, that (i) challenges or relates to the Offer and (ii) could materially and adversely affect our business, financial condition, assets, income, operations or future business prospects or could otherwise materially impair the contemplated future conduct of our business (to the extent such contemplated future conduct has been publicly announced) or our ability to purchase up to 22,222,222 Shares in the Offer.

(3)	The third bullet point under “Are there any conditions to the Offer?” in the “Summary Term Sheet” section on page 3 of the Offer to Purchase is amended and restated in its entirety as follows:

•	No changes in the general political, market, economic or financial conditions in the United States or abroad that could adversely affect our business, financial condition, assets, income, operations or future business prospects or otherwise materially impair the contemplated future conduct of our business (to the extent such contemplated future conduct has been publicly announced).

(4)	The second sentence under “When and how will Wendy’s pay for the Shares I tender” in the “Summary Term Sheet” section on pages 5 and 6 of the Offer to Purchase has been revised to read as follows:

We do not expect, however, to announce the results of proration and begin paying for the tendered Shares until six to ten business days after expiration of the Offer, including any extensions.

(5)	The paragraph under “What is the recent market price of the Shares?” in the “Summary Term Sheet” section on page 6 of the Offer to Purchase is amended and restated in its entirety as follows:

On October 17, 2006, the last full trading day before commencement of the Offer, the last reported sale price of the Shares on the NYSE was $34.57 per share. We urge shareholders to obtain current market quotations for the Shares before deciding whether and at what Purchase Price to tender their Shares. The Shares may continue to trade at a price that is higher than $33.00, the minimum price in the Offer, in which case any shareholder that tenders Shares in the Offer may receive less than they would have received in an open market sale. See Section 8, “Price Range of Shares; Dividends.”

(6)	Between the second and third sentence in the third full paragraph (following the bulleted subparagraphs) under Section 3, “Procedures for Tendering Shares,” on page 16 of the Offer to Purchase the following sentence was inserted:

Note also that this election may have the effect of decreasing the Purchase Price because the Purchase Price will be the lowest price at which, based on the number of Shares tendered and the prices specified by the tendering shareholders, we can purchase up to 22,222,222 Shares, or such lesser number of Shares as are properly tendered and not withdrawn.

(7)	The first sentence in the fourth paragraph under Section 5, “Purchase of Shares and Payment of Purchase Price,” on page 21 of the Offer to Purchase is amended and restated in its entirety as follows:

In the event of proration, we will determine the proration factor and pay for those tendered Shares accepted for payment promptly after the Expiration Date; however, we do not expect to announce the results of proration and begin paying for Shares purchased until six to ten business days after the Expiration Date.

(8)	The second paragraph under Section 7, “Conditions of the Offer,” on page 22 of the Offer to Purchase is amended and restated in its entirety as follows:

(1) there shall have been taken or shall be pending any legal action or proceeding by a government or governmental, regulatory or administrative agency, authority or tribunal or any other third party, domestic or foreign, before any court, authority, agency or tribunal, or an adverse development in currently pending litigation shall have occurred, that directly or indirectly (i) challenges the making of the Offer or the acquisition of some or all of the shares pursuant to the Offer or otherwise relates in any manner to the Offer and (ii) in our reasonable judgment, could materially and adversely affect our and our subsidiaries’ business, financial condition, assets, income, operation or future business prospects, taken as a whole, or could otherwise materially impair in any way the contemplated future conduct of the business of us and our subsidiaries (to the extent such contemplated future conduct has been publicly announced) taken as a whole, or materially impair our ability to purchase up to 22,222,222 Shares in the Offer.

(9)	The fourth paragraph under Section 7, “Conditions of the Offer,” on page 22 of the Offer to Purchase is amended and restated in its entirety as follows:

(3) there shall have occurred (i) any general suspension of trading in, or limitation on prices for, securities on any national securities exchange or in the over-the-counter market in the United States, (ii) the declaration of a banking moratorium or any suspension of payments in respect of banks in the United States, (iii) the commencement or escalation of a war, armed hostilities or other international or national calamity directly or indirectly involving the United States or any of its territories, including, but not limited to, an act of terrorism, (iv) any change in the general political, market, economic or financial conditions in the United States or abroad that could adversely affect our business, financial condition, assets, income, operations or future business prospects or otherwise materially impair the contemplated future conduct of our business (to the extent such contemplated future conduct has been publicly announced), (v) in the case of any of the foregoing existing at the time of the commencement of the Offer, a material acceleration or worsening thereof or (vi) any decrease of more than 10% in the market price of the Shares or in the Dow Jones Industrial Average, New York Stock Exchange Index, Nasdaq Composite Index or the Standard and Poor’s 500 Composite Index measured from the close of trading on October 17, 2006;”

(10)	The last paragraph under Section 7, “Conditions of the Offer,” on page 22 of the Offer to Purchase is amended to include at the end of the paragraph the following sentence:

All conditions to the Offer must be satisfied or, if not satisfied, waived by us prior to the Expiration Date.

(11)	The second paragraph under Section 8, “Price Range of Shares; Dividends,” on page 23 of the Offer to Purchase is amended to read as follows:

On October 17, 2006, the last full trading day before commencement of the Offer, the last reported sale price of the Shares on the NYSE was $34.57 per share. We urge shareholders to obtain current market quotations for the Shares before deciding whether and at what Purchase Price to tender their Shares. The Shares may continue to trade at a price that is higher than $33.00, the minimum price in the Offer, in which case any shareholder that tenders Shares in the Offer may receive less than they would have received in an open market sale.

(12)	The third paragraph under Section 10, “Certain Information Concerning Us,” on page 24 of the Offer to Purchase is amended and restated in its entirety as follows:

On March 24, 2006, Tim Hortons Inc., the Company’s former wholly-owned subsidiary, conducted an initial public offering of 33.35 million shares of its common stock. The gross proceeds of the initial public offering, $769.2 million, were offset by approximately $52 million in underwriter and other third party costs, resulting in net proceeds to Tim Hortons Inc. of $716.8 million. Tim Hortons Inc. used the proceeds from its initial public offering and borrowings from third party lenders to pay obligations owing to Wendy’s of $960 million plus accrued interest.

Following the Tim Hortons Inc. initial public offering, the Company continued to own 159,952,977 shares of Tim Hortons Inc. common stock. On September 29, 2006 the Company spun off its remaining interest in Tim Hortons Inc. by distributing to all holders of Wendy’s common stock a special dividend of 1.3542759 shares of Tim Hortons Inc. common stock on each outstanding share of Wendy’s common stock. The Company no longer has an ownership interest in Tim Hortons Inc.

(13)	A new sentence following the third sentence below the heading, “Additional Information About Us,” under Section 10, “Certain Information Concerning Us,” on page 25 of the Offer to Purchase is added to read as follows:

Our Schedule TO will be amended to include any additional documents containing information that may materially change the disclosures in our Schedule TO.

(14)	The table following the heading, “Incorporation by Reference,” under Section 10, “Certain Information Concerning Us,” on page 25 of the Offer to Purchase has been amended and restated in its entirety as follows:

SEC Filings	Period or Date Filed

Annual Report on Form 10-K	Year ended January 1, 2006

Quarterly Reports on Form 10-Q	Quarters ended April 2, 2006, July 2, 2006 and October 1, 2006

Current Report on Form 8-K	January 6, 2006, February 3, 2006, February 6, 2006, March 10, 2006, March 23, 2006, April 6, 2006, April 18, 2006, April 27, 2006, May 5, 2006, June 6, 2006, June 12, 2006, June 27, 2006, July 5, 2006, July 28, 2006, August 31, 2006, September 28, 2006, September 29, 2006, October 2, 2006, October 5, 2006, October 6, 2006, October 12, 2006, October 26, 2006 and November 13, 2006.

(15)	The first sentence in the last paragraph under Section 10, “Certain Information Concerning Us,” on page 25 of the Offer to Purchase is amended and restated in its entirety as follows:

We incorporate by reference into this Offer to Purchase the documents listed above.

(16)	The third paragraph under Section 11, “Interests of Directors and Executive Officers,” on page 26 of the Offer to Purchase is amended and restated in its entirety as follows:

In addition to the amounts shown above, as of October 13, 2006, Dr. Kirwan held 5,764 phantom shares under the Company’s deferred compensation plan. A phantom share is the right to receive a share of Company common stock at the time of distribution under the plan, which cannot occur earlier than six months after termination as a director. At the time of distribution, phantom shares can only be settled in shares of Company common stock. Phantom shares do not have voting rights.

Item 11. Additional Information

Item 11(b) of the Schedule TO is hereby amended and supplemented by adding the following:

•	On October 26, 2006 Wendy’s issued a press release announcing its recent operating performance, which press release is incorporated herein by reference.

•	On November 9, 2006 Wendy’s issued a press release announcing its October 2006 sales figures, which press release is incorporated herein by reference.

•	On November 9, 2006 Wendy’s issued a press release announcing Kerrii Anderson had been named Chief Executive Officer and President, which press release is incorporated herein by reference.

Item 12. Exhibits

Item 12 of the Schedule TO is hereby amended and supplemented by adding the following exhibits:

(a)(5)(iii) Press Release, dated October 26, 2006 (incorporated by reference from Exhibit 99 of Form 8-K filed on October 26, 2006).

(a)(5)(iv) Press Release, dated November 9, 2006 (incorporated by reference from Exhibit 99(a) of Form 8-K filed on November 13, 2006).

(a)(5)(v) Press Release, dated November 9, 2006 (incorporated by reference from Exhibit 99(b) of Form 8-K filed on November 13, 2006).

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

WENDY’S INTERNATIONAL, INC.

By:	/s/ Leon M. McCorkle, Jr.
Name:	Leon M. McCorkle, Jr.
Title:	Executive Vice President, General Counsel and Secretary

Dated: November 13, 2006

EXHIBIT INDEX

(a)(1)(i)*	Offer to Purchase, dated October 18, 2006.

(a)(1)(ii)*	Letter of Transmittal (including Guidelines for Certification of Taxpayer Identification Number on Substitute Form W–9).

(a)(1)(iii)*	Notice of Guaranteed Delivery.

(a)(1)(iv)*	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees, dated October 18, 2006.

(a)(1)(v)*	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees, dated October 18, 2006.

(a)(1)(vi)*	Letter to Shareholders, dated October 18, 2006, from Kerrii B. Anderson, Chief Executive Officer and President of Wendy’s International, Inc.

(a)(1)(vii)*	Letter from Trustee to Participants in the Wendy’s Profit Sharing and Savings Plan, dated October 18, 2006.

(a)(1)(viii)*	Questions and Answers on Wendy’s Profit Sharing and Savings Plan Tender Rights and Procedure.

(a)(1)(xi)*	Letter to Executive Officers, dated October 18, 2006, who hold Company common stock in the Wendy’s Profit Sharing Plan and who are subject to Section 16 of the Securities and Exchange Act of 1934, as amended.

(a)(1)(x)*	Notice to Holders of Vested Stock Options, dated October 18, 2006.

(a)(2)	None.

(a)(3)	Not applicable.

(a)(4)	Not applicable.

(a)(5)(i)*	Form of Summary Advertisement, dated October 18, 2006.

(a)(5)(ii)*	Press Release, dated October 17, 2006.

(a)(5)(iii)	Press Release, dated October 26, 2006 (incorporated by reference from Exhibit 99 of Form 8-K filed on October 26, 2006).

(a)(5)(iv)	Press Release, dated November 9, 2006 (incorporated by reference from Exhibit 99(a) of Form 8-K filed on November 13, 2006).

(a)(5)(v)	Press Release, dated November 9, 2006 (incorporated by reference from Exhibit 99(b) of Form 8-K filed on November 13, 2006).

(b)(i)	Not applicable

(d)(1)	Amended and Restated Rights Agreement between the Company and American Stock Transfer and Trust Company, dated December 8, 1997 (incorporated by reference from Exhibit 1 of Amendment No. 2 to Form 8-A/A Registration Statement, File No. 1-8116, filed on December 8, 1997).

(d)(2)	Agreement Among the Company, Trian Fund Management, L.P. and Certain Affiliates and Sandell Asset Management Corp. and Certain Affiliates, dated March 2, 2006 (incorporated herein by reference from Exhibit 10(v) of Form 10-K for the year ended January 1, 2006).

(g)	Not Applicable.

(h)	Not Applicable.

*	Previously filed with Schedule TO on October 18, 2006.